BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

NOTICE TO SHAREHOLDERS

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS) hereby informs its shareholders that the Company’s Board of Directors approved on the date hereof the distribution of interest on capital (“IoC”) to its shareholders in the total amount of R$946,000,000.00 (nine hundred and forty-six million reais), corresponding to a gross amount of R$0.57747488697 per share based on the balance sheet as of October 31, 2024.

The payment of the IoC will be made on December 5, 2024. Shareholders who are registered in the Company's records on November 25, 2024 will be entitled to receive the IoC. As of November 26, 2024, the shares will be traded "ex-rights".

The IoC will be subject to withholding income tax, except for shareholders who are immune or exempt, and will be imputed to the mandatory minimum dividend regarding the fiscal year ending on December 31, 2024.

The amount per share mentioned above is subject to adjustments until November 25, 2024, due to possible changes on the Company's ongoing Share Buyback Program, which will be disclosed by means of a separate Notice to Shareholders.

São Paulo, November 13, 2024.

Fábio Luis Mendes Mariano

Chief Financial and Investor Relations Officer

1. INSTRUCTIONS FOR CREDIT:

1.1. The payment of Interest on Capital will be made through Itaú Unibanco Holding S.A. ("Itaú Unibanco"), through automatic credit to account holders, and through bank transfer to shareholders who have already informed Itaú Unibanco of their CPF or CNPJ number and bank account.

1.2. Shareholders holding shares held in custody at B3 S.A. – BRASIL, BOLSA, BALCÃO will receive the proceeds through their custody agents and the holders of ADRs (American Depositary Receipts) will receive the proceeds through the Bank of New York Mellon, the depositary institution hired.

1.3. Proof of immunity or exemption documentation must be submitted to Itaú Unibanco by November 25, 2024. For further information on procedures to submit documentation, contact Itaú Unibanco at (+55) 11 3003-9285 for Capitals and Metropolitan Regions and 0800 720 9285 for other regions.